FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                For the period 1 July 2003 to 30 September 2003

                          GRANITE MORTGAGES 02-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                   GRANITE MORTGAGES 02-2 PLC


                                   By:           /s/ Clive Rakestrow
                                          --------------------------
                                   Name:  L.D.C. Securitisation Director No. 1
                                   Limited by its authorized person Clive
                                   Rakestrow for and on its behalf
                                   Title: Director
Date: 24 October 2003

                                   GRANITE FINANCE FUNDING LIMITED


                                   By:           /s/ Nigel Charles Bradley
                                          --------------------------------
                                   Name:  Nigel Charles Bradley
                                   Title: Director
Date: 24 October 2003

                                   GRANITE FINANCE TRUSTEES LIMITED


                                   By:           /s/ Richard Gough
                                          --------------------------
                                   Name:  Richard Gough
                                   Title: Director
Date: 24 October 2003

INVESTORS' QUARTERLY REPORT
GRANITE MORTGAGES 02-2 PLC

Monthly Report re: Granite Mortgages 02-2 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 July 2003 - 30 September 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

---------------------------------------------------------
Number of Mortgage Loans in Pool             197,330

Current Balance                      (GBP)14,473,227,470

Last Months Closing Trust Assets     (GBP)14,304,690,042

Funding share                        (GBP)13,377,683,781

Funding Share Percentage                      92.43%

Seller Share*                        GBP)1,095,543,689

Seller Share Percentage                       7.57%

Minimum Seller Share (Amount)*         (GBP)388,335,108

Minimum Seller Share (% of Total)          2.68%

Excess Spread last Quarter
   (% of Total) Annualised                 0.45%
---------------------------------------------------------
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

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                     Number    Principal (GBP)  Arrears (GBP) By Principal (%)

< 1 Month           194,673    14,300,318,123        0             98.81%

> = 1 < 3 Months     2,137      142,533,727        797,320          0.98%

> = 3 < 6 Months      417        24,348,897        378,393          0.17%

> = 6 < 9 Months       79         4,669,840        104,518          0.03%

> = 9 < 12 Months      17         1,033,620         54,331          0.01%

> = 12 Months          7           323,263          23,013          0.00%

Total               197,330    14,473,227,470    1,357,575        100.00%
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Properties in Possession

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                              Number       Principal (GBP)     Arrears (GBP)

Total (since inception)         50           2,545,273           101,911



Properties in Possession                                            22

Number Brought Forward                                              20

Repossessed (Current Month)                                          2

Sold (since inception)                                              28

Sold (current month)                                                 2

Sale Price / Last Loan Valuation                                   1.07

Average Time from Possession to Sale (days)                        116

Average Arrears at Sale                                        (GBP)1,988

Average Principal Loss (Since inception)*                       (GBP)586

Average Principal Loss (current month)**                        (GBP)838

MIG Claims Submitted                                                 7

MIG Claims Outstanding                                               3

Average Time from Claim to Payment                                  56
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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.

**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.

Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

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                                               Number        Principal (GBP)

Substituted this period                         9,120       (GBP)749,996,189

Substituted to date (since 26 March 2001)     281,291      (GBP)21,158,382,835
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CPR Analysis

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                                               Monthly         Annualised

Current Month CPR Rate                          3.93%            38.12%

Previous Month CPR Rate                         4.45%            42.03%
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------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                    23.57

Weighted Average Remaining Term (by value) Years                20.02

Average Loan Size                                            (GBP)73,345

Weighted Average LTV (by value)                                 74.75%

Weighted Average Indexed LTV (by value)                         61.33%
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Product Breakdown

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Fixed Rate (by balance)                                         50.13%

Together (by balance)                                           27.07%

Capped (by balance)                                              2.49%

Variable (by balance)                                           19.52%

Tracker (by balance)                                             0.79%

Total                                                          100.0%
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Geographic Analysis

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                   Number       % of Total      Value (GBP)         % of Total

East Anglia        4,551           2.31%        329,991,866            2.28%

East Midlands      16,127          8.17%        1,036,290,247          7.16%

Greater London     24,398         12.36%        2,835,324,851         19.59%

North              28,160         14.27%        1,402,465,432          9.69%

North West         29,759         15.08%        1,742,588,627         12.04%

South East         31,294         15.86%        3,059,661,427         21.14%

South West         14,209          7.20%        1,130,366,875          7.81%

Wales              9,604           4.87%         549,986,444           3.80%

West Midlands      14,927          7.56%        1,010,238,257          6.98%

Yorkshire          24,301         12.31%        1,376,413,442          9.51%

Total             197,330          100%         14,473,327,470         100%
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LTV Levels Breakdown

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                                  Number        Value (GBP)         % of Total

0% < 25%                           5,996         235,915,238           1.63%

> = 25% < 50%                     23,154        1,583,382,025         10.94%

> = 50% < 60%                     15,137        1,238,916,831          8.56%

> = 60% < 65%                      8,778         758,402,359           5.24%

> = 65% < 70%                     10,269         903,135,634           6.24%

> = 70% < 75%                     16,718        1,359,045,449          9.39%

> = 75% < 80%                     13,957        1,293,915,476          8.94%

> = 80% < 85%                     14,810        1,201,286,180          8.30%

> = 85% < 90%                     33,184        2,252,049,754         15.56%

> = 90% < 95%                     40,731        2,783,220,872         19.23%

> = 95% < 100%                    14,454         856,820,986           5.92%

> = 100%                            142           7,236,664            0.05%

Total                             197,330       14,473,327,470        100.0%
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Repayment Method

------------------------------------------------------------------------------
                                  Number        Value (GBP)         % of Total

Endowment                         34,126        2,383,757,034         16.47%

Interest Only                     14,290        1,596,408,020         11.03%

Pension Policy                      697           66,577,306           0.46%

Personal Equity Plan               1,484         102,760,625           0.71%

Repayment                         146,733       10,323,824,484        71.33%

Total                             197,330       14,473,327,470        100.00%
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Employment Status

------------------------------------------------------------------------------
                                  Number        Value (GBP)         % of Total

Full Time                         176,735       12,557,058,913        86.76%

Part Time                          2,461         134,601,945           0.93%

Retired                             480           15,920,660           0.11%

Self Employed                     15,733         1,678,905,987        11.60%

Other                              1,921          86,839,965           0.60%

Total                             197,330       14,473,327,470        100.00%
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--------------------------------------------------------------
NR Current Existing Borrowers' SVR                  5.49%

Effective Date of Change                        1 August 2003
--------------------------------------------------------------

Notes    Granite Mortgages 02-2 plc

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                   Outstanding        Rating         Reference Rate     Margin
                                 Moodys/S&P/Fitch

Series 1

A1                $155,000,000     Aaa/AAA/AAA          1.22%           0.11%

A2                $1,150,000,000   Aaa/AAA/AAA          1.29%           0.18%

B                 $60,000,000       Aa3/AA/AA           1.48%           0.37%

C                 $88,000,000      Baa2/BBB/BBB         2.36%           1.25%

Series 2

A            (euro)1,100,000,000   Aaa/AAA/AAA          2.32%           0.19%

B              (euro)41,000,000     Aa3/AA/AA           2.50%           0.37%

C              (euro)53,000,000    Baa2/BBB/BBB         3.38%           1.25%

Series 3

A           (GBP)665,000,000       Aaa/AAA/AAA          3.60%           0.19%

B           (GBP)25,000,000         Aa3/AA/AA           3.78%           0.37%

C           (GBP)33,000,000        Baa2/BBB/BBB         4.66%           1.25%
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Credit Enhancement
------------------------------------------------------------------------------

                                                        % of Notes Outstanding

Class B Notes ((GBP)Equivalent)       (GBP)90,075,869            3.71%

Class C Notes ((GBP)Equivalent)       (GBP)123,900,819           5.11%
------------------------------------------------------------------------------

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                                                            % of Funding Share

Class B Notes ((GBP)Equivalent)        (GBP)90,075,869              0.67%

Class C Notes ((GBP)Equivalent)        (GBP)123,900,819             0.93%

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------------------------------------------------------------------------------
Granite Mortgages 02-2 Reserve Fund
   Requirement                          (GBP)39,000,000              0.29%

Balance Brought Forward                 (GBP)39,000,000              0.29%

Drawings last Quarter                        (GBP)0                  0.00%

Excess Spread last Quarter               (GBP)4,523,034              0.03%

Funding Reserve Fund Top-up
  this Period*                          -(GBP)4,523,034             -0.03%

Current Balance                         (GBP)39,000,000              0.29%
------------------------------------------------------------------------------


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Funding Reserve Balance                 (GBP)23,315,837              0.17%

Funding Reserve %                              0.6%                   NA
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*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.